Exhibit 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In millions, except ratio of earnings to fixed charges)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Income (loss) before provision for income taxes, minority interests in consolidated subsidiaries, equity in net (income) loss of affiliates and cumulative effect of a change in accounting principle	$(653.4)	$(1,128.6)	$564.3	$534.4	$480.5
Fixed charges	254.4	228.6	207.2	226.4	249.3
Distributed income of affiliates	1.6	5.3	3.2	8.7	5.9

Earnings	$(397.4)	$(894.7)	$774.7	$769.5	$735.7

Interest expense	$209.8	$183.2	$165.5	$186.6	$210.5
Portion of lease expense representative of interest	44.6	45.4	41.7	39.8	38.8

Fixed charges	$254.4	$228.6	$207.2	$226.4	$249.3

Ratio of Earnings to Fixed Charges (1)	—	—	3.7	3.4	3.0

Fixed Charges in Excess of Earnings	$651.8	$1,123.3	$—	$—	$—

(1)	Earnings in 2006 and 2005 were not sufficient to cover fixed charges by $651.8 million and $1,123.3 million, respectively. Accordingly, such ratios are not presented.